Exhibit 99.2

DESCARTES SETS DATE TO ANNOUNCE
FISCAL 2012 THIRD QUARTER FINANCIAL RESULTS

WATERLOO, Ontario, Canada - November 3, 2011 - Descartes Systems Group (TSX:DSG) (Nasdaq:DSGX), a global leader in logistics technology, is scheduled to report its third quarter fiscal 2012 financial results before the market opens on Thursday, December 1, 2011.

Members of Descartes' executive management team will host a conference call to discuss the company's financial results at 8:00 a.m. Toronto time on December 1. Designated numbers are +1-888-812-2278 (toll-free) for North America or +1-706-679-7394 for international, using conference ID number 24080923.

The company simultaneously will conduct an audio webcast on the Descartes Web site at www.descartes.com/company/investors. Phone conference dial-in or webcast log-in is required approximately 10 minutes beforehand.

Replays of the conference call will be available in two formats and accessible from December 1, 11:15 a.m. Toronto time until December 8, 23:59 p.m. Toronto time by dialing +1-855-859-2056 or +1-404-537-3406 and using conference ID number 24080923. An archived replay of the webcast will be available at www.descartes.com/company/investors.

About Descartes

Descartes (TSX: DSG) (NASDAQ: DSGX) is the global leader in logistics technology. If logistics is critical to your business, Descartes connects the people and technology to put your organization in motion. We extend the command of logistics operations, helping the world’s largest and most connected logistics community to quickly reduce costs, improve service and comply with customs and transportation regulations. Descartes’ Logistics Technology Platform uniquely combines the power of The Global Logistics Network, the world’s most extensive multi-modal network, with the industry’s broadest array of modular and interoperable web and wireless logistics applications. At our core, Descartes’ team of industry-leading logistics experts is dedicated to delivering innovative solutions while working closely with our customers to help ensure their success. Descartes is headquartered in Waterloo, Ontario, Canada and has offices and partners around the world. Learn more at www.descartes.com.

Descartes Systems Group Contact Information:

NORTH AMERICA	EUROPE

Laurie McCauley	Ina Suffeleers
P - +1 519 746 6114 x2358	m: +32 495 59 02 32
investor@descartes.com	isuffeleers@descartes.com

This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relate to Descartes' solution offering and potential benefits derived therefrom; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.

| The Descartes Systems Group Inc. |	120 Randall Drive Waterloo ON Canada N2V 1C6 |			519.746.6114 |
| info@descartes.com |	www.descartes.com |	TSX:DSG |	NASDAQ:DSGX |	Helping Customers Deliver |